FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number 000-22161

Corgi International Limited

(Exact name of Registrant as specified in its charter)

    1203 East Wing, New World Office Building, 24 Salisbury Road,
Tsimshatsui, Kowloon, Hong Kong, S.A.R., China

    (Address
of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X.... Form 40-F.........

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Index to Exhibits

Exhibit No.

Description

99.1

    Press release dated November 14,
2005

99.2

    Press release dated November 15,
2005

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORGI INTERNATIONAL LIMITED

(Registrant)

Date: December 1, 2005

       /s/ Ken
      Fowler

       Ken
      Fowler
       Chief
Financial Officer

Exhibit 99.1

Press Release dated November 14, 2005

Corgi
International Ltd. (Nasdaq:CRGI) Announces Second Quarter Results; Progress Made
in Cost Cutting and Corporate Restructuring

HONG KONG--Nov. 14, 2005--Corgi International Limited (NASDAQ:CRGI) today announced results of operations for the second quarter of fiscal year
2006, ended September 30, 2005. Revenues from continuing operations for the quarter were $10.2 million, compared to $11.5 million for the same quarter in the previous year. Gross profit for the second quarter was $4.0 million versus $5.2 million in the same quarter in the previous year. Net loss from continuing operations for the quarter ended September 30, 2005 was $0.7 million, or $0.07 loss per share, compared to a net loss of $1.1 million, or $0.11 loss per share, in the same quarter of the previous year. Net income from discontinued
operations was $296,000 or $0.03 per share for the quarter ended
September 30, 2005, compared to net income of $34,000 for the quarter ended September 30, 2004.

For the six months ended September 30, 2005, revenue was $20.7 million compared to $20.6 million for the six months ended September
30, 2004. Gross profit was $7.7 million for the six months versus $8.8 million in the previous year. Net loss for the six months from continuing operations was $2.2 million or $0.23 loss per share versus
$2.9 million or $0.31 loss per share in the previous year. Net income from discontinued operations was $111,000 for the six months ended
September 30, 2005 or $0.02 per share versus a $5,000 loss for the six months ended September 30, 2004.

George Volanakis, the company's CEO, commented on the results, "We are pleased that our cost cutting efforts are starting to show results. SG&A expenses have decreased $1.3 million compared to last year, all of which was realized in the second quarter."

During the first-half of FY2006, Corgi has experienced a decrease in gross margin due to price increases effected by suppliers of collectible products that the company has as not yet been able to pass through to customers. "We see this as a temporary situation," said
Volanakis, "with gradually increasing margins and sales for the balance of the year through implementation of price increases and sales of higher margin 50th anniversary collectible products."

For the six months ended September 2005, Corgi spent $4.0 million in cash including $1.1 million for fixed asset (tooling) purchases and
$0.8 million for the repayment of bank debt. As part of its cost containment and working capital improvement efforts, the company reduced inventories by $0.7 million during the six-month period.

In the quarter ended September 30, 2005, several new licensing agreements were announced. On October 19, 2005, the company reported that it had signed a license agreement to produce exclusive die-cast replicas featuring Wallace & Gromit, the legendary British clay characters and stars of the new film, "The Curse of the Were-Rabbit."
The three-year deal covers distribution of collectibles for the franchise in the U.S., UK and Ireland. "Being associated with a high-profile movie and a franchise that has a large and growing brand following is an exciting opportunity for the company," noted
Volanakis.

On September 26, 2005, the company announced it had acquired a license from Marvel Entertainment, Inc. to produce limited quantity, high-end metal figurines of Marvel Comic Book Superstars; including
Spider-Man, Captain America, Hulk and Thor, as well as other heroes and villains made famous in Marvel comics.

Several management changes were recently announced. On September
27, 2005, the company appointed George Volanakis CEO. Mr. Volanakis was formerly the President and CEO of Zindart's Corgi division, and prior to that had held senior positions at various international toy companies for over 35 years.

On October 27, 2005, the company announced that Chris Franklin was named General Manager, Far East Operations and Sourcing, a
newly-created position. Volanakis commented, "We expect that Chris will be making significant efficiency improvements to our
manufacturing operation. This will benefit existing customers and contribute to generating new business as well."

On October 26, 2005, the company announced it had changed its corporate name from Zindart Limited (NASDAQ:ZNDT) to Corgi
International Limited (NASDAQ:CRGI) reflecting the company's focus on further strengthening its franchise for die-cast collectible products and children's toy lines. The company's symbol on NASDAQ has changed to CRGI. In announcing the name change, Volanakis said, "Corgi is one of the oldest and most renowned brands in the collectibles market, with collectors and fans worldwide. Our name change leverages that franchise by giving us a visible platform on which to create broader awareness of our brand and make it clearer to collectors and investors what our core businesses and growth areas are."

About Corgi International

Corgi International, based in Hong Kong, sells die-cast
collectible products under its own brand. In the U.S. the branded company is known as Corgi USA. Corgi also produces high quality die-cast and plastic products for multi-national companies that market collectible or gift items worldwide. The company has a high volume manufacturing operation in China and sales offices worldwide.

Retailers and consumers interested in more information can call
1-800-800-CORGI, or visit the company's website at:
http://www.corgi-international.com.

Certain statements in this release are forward-looking. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, in addition to those discussed above and without limitation, changes in market demand for Corgi International products, changes in economic conditions, dependence on certain customers and other risks described in the company's annual report on
Form 20-F for the fiscal year ended March 31, 2005. The company undertakes no obligation to revise these forward-looking statements to reflect subsequent events or circumstances.

                           Tables to follow

             CORGI INTERNATIONAL LIMITED AND SUBSIDIARIES
                 Condensed Consolidated Balance Sheets
                            (In thousands)

                                       (Unaudited)         (Unaudited)
                                          As of     As of    As of
                                        September   March   September
                                            30,       31,      30,
                                           2005      2005     2004

               ASSETS
Current assets:
 Cash and cash equivalents            $     2,981 $ 7,012 $    10,988
 Available-for-sale investments                 6      25          19
 Trade accounts receivable, net             6,479   6,579      17,745
 Other
  assets                                   10,924  10,666      21,038
 Assets of discontinued operations         29,632  29,243          --
                                       ----------- ------- -----------
          Total current assets             50,022  53,525      49,790
Property, plant, and equipment, net         6,885   7,933      21,736
Other long term assets                      1,860   1,874       2,789
Goodwill                                   35,312  35,312      35,726
                                       ----------- ------- -----------
          Total assets                $    94,079 $98,644 $   110,041
                                       =========== ======= ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Short-term debt and current
  installments of long-term debt      $     3,031 $ 3,876 $    13,567
 Trade accounts payable                     4,099   4,450      14,547
 Other current liabilities                  3,584   3,264      11,909
 Liabilities of discontinued
  operations                               23,862  23,073          --
                                       ----------- ------- -----------
          Total current liabilities        34,576  34,663      40,023
Long-term liabilities                          --     235       1,212
                                       ----------- ------- -----------
          Total liabilities                34,576  34,898      41,235
                                       ----------- ------- -----------
Minority interests                             99     693       1,783
                                       ----------- ------- -----------
Stockholders' equity:
 Common stock                                 625     623         620
 Additional paid-in capital                40,280  40,229      39,952
 Retained earnings                         17,524  19,590      24,735
 Accumulated other comprehensive
  income                                      975   2,611       1,716
                                       ----------- ------- -----------
          Total stockholders' equity       59,404  63,053      67,023
                                       ----------- ------- -----------
          Total liabilities and
           stockholders' equity       $    94,079 $98,644 $   110,041
                                       =========== ======= ===========

             CORGI INTERNATIONAL LIMITED AND SUBSIDIARIES
           Condensed Consolidated Statements of Operations
                  (In thousands, except share data)

                                                 Three months ended
                                                    September 30,
                                               (Unaudited) (Unaudited)
                                                     2005        2004
                                               ----------- -----------

Net sales                                     $    10,219 $    11,460
Cost of goods sold                                 (6,220)     (6,218)
                                               ----------- -----------
             Gross profit                           3,999       5,242
Selling, general, and administrative expenses      (4,932)     (6,319)
                                               ----------- -----------
             Operating loss                          (933)     (1,077)
Other income (expense):
 Interest income                                       25          30
 Interest expense                                    (154)       (151)
 Other income                                         112           9
                                               ----------- -----------
             Loss before income taxes and
              minority interests                     (950)     (1,189)
Income tax benefit                                    238         106
                                               ----------- -----------
             Loss from continuing operations         (712)     (1,083)
Income from discontinued operations                   296          34
                                               ----------- -----------
             Net loss                                (416)     (1,049)
                                               =========== ===========
Loss per common share:
 Basic:
  Loss from continuing operations             $     (0.07)$     (0.11)
  Income from discontinued operations                0.03          --
                                               ----------- -----------
             Net loss                         $     (0.04)$     (0.11)
                                               =========== ===========
 Diluted:
  Loss from continuing operations             $     (0.07)$     (0.11)
  Income from discontinued operations                0.03          --
                                               ----------- -----------
             Net loss                         $     (0.04)$     (0.11)
                                               =========== ===========
Weighted average number of common shares
 outstanding:
 Basic                                          9,651,073   9,512,784
                                               =========== ===========
 Diluted                                        9,651,073   9,512,784
                                               =========== ===========

             CORGI INTERNATIONAL LIMITED AND SUBSIDIARIES
           Condensed Consolidated Statements of Operations
                  (In thousands, except share data)

                                                  Six months ended
                                                    September 30,
                                               (Unaudited) (Unaudited)
                                                     2005        2004
                                               ----------- -----------

Net sales                                     $    20,652 $    20,633
Cost of goods sold                                (12,924)    (11,863)
                                               ----------- -----------
           Gross profit                             7,728       8,770
Selling, general, and administrative expenses     (10,732)    (12,055)
                                               ----------- -----------
           Operating loss                          (3,004)     (3,285)
Other income (expense):
 Interest income                                       55          43
 Interest expense                                    (347)       (342)
 Other income                                         712         147
                                               ----------- -----------
           Loss before income taxes and
              minority interests                   (2,584)     (3,437)
Income tax benefit                                    407         500
                                               ----------- -----------
           Loss from continuing operations         (2,177)     (2,937)
Income (loss) from discontinued operations            111          (5)
Gain on disposal of discontinued operations            --         984
                                               ----------- -----------
           Net loss                                (2,066)     (1,958)
                                               =========== ===========
Loss per common share:
 Basic:
   Loss from continuing operations            $     (0.23)$     (0.31)
   Income from discontinued operations               0.02        0.10
                                               ----------- -----------
           Net loss                           $     (0.21)$     (0.21)
                                               =========== ===========
 Diluted:
   Loss from continuing operations            $     (0.23)$     (0.31)
   Income from discontinued operations               0.02        0.10
                                               ----------- -----------
           Net loss                           $     (0.21)$     (0.21)
                                               =========== ===========
Weighted average number of common shares
 outstanding:
 Basic                                          9,644,047   9,358,133
                                               =========== ===========
 Diluted                                        9,644,047   9,358,133
                                               =========== ===========

Exhibit 99.2

Press Release dated November 15, 2005

Corgi Announces Exciting New Collectibles to Mark the End of WWII
; 60 Years Later, It's Time to Remember

CHICAGO--Nov. 15, 2005--Corgi, (Nasdaq:CRGI) one of the dominant brands in die-cast scale models, is commemorating the 60th anniversary of the defeat of the Axis powers in 1945 with remarkable new replicas that capture the spirit and ingenuity of our victorious forces. Corgi is honoring the men and machines that helped make it happen through recreations of events and locations that contributed to our victory.

D-Day Surrender Dioramas

The fall of Vierville was a critical moment in the war. Taking the small village near Omaha Beach allowed the Allies to wait for reinforcements and field the formidable invasion force that was to sweep through France.

These two incredible dioramas capture this dramatic moment in a way never before seen. Set #1 shows a US M4A3 Sherman Tank of the
741st Tank Battalion and three GIs securing a bomb-scarred building, while Set #2 features two German soldiers surrendering to a GI in front of their SdKfz 7 Quad Flak Gun.

The detail on these dioramas is unflinchingly realistic. Stone and timbers have tumbled from the air and sea bombardment, paving tiles have been loosened. The vehicles are battle-hardened, the soldier's faces capture the determination of the victors, the fear and uncertainty of the surrendered.

Each diorama is 9.5" x 7" and features die-cast models, spin-cast metal figures and cold-cast diorama bases. The two pieces are designed to be handsomely displayed individually, or pieced together to create a dramatic extended scene.

The suggested retail price for each diorama is $89.99.

Nose Art Collection, B-25C-1 "OH-7"

When America's World War II fly boys took to the skies over Europe and the Pacific, they didn't travel alone. They were accompanied by the images of movie stars, pinup queens, cartoon characters and the girls they left behind. Colorful and skillfully rendered, these paintings - known as "Nose Art" because of their typical placement near the nose of the aircraft -- brought a personal touch to some of the greatest aircraft of the era.

Now, Corgi remembers this unique artwork with all-new 1:72 scale
Aviation Archive replicas featuring legendary nose art. The artwork appears not only on the plane replica, but also on a larger scale cut-out section of the fuselage, which can be displayed on a stand-alone base along with the model aircraft.

For Fall, 2005, Corgi is releasing the B-25C-1 "OH-7", a rugged bomber that was key to disrupting Axis shipping lines in the southern
Mediterranean and northern Africa. This limited edition Nose Art collectible has a wingspan of 11", and includes many detailed features. Suggested retail price is $83.99.

Aviation Archive Flight Line Collection - P-51D-20, April 1945

Not just a replica, but a true moment in time.

The Aviation Archive Flight Line Collection combines impeccably crafted replicas with hand-painted metal figures to bring history to life.

This set takes us back to April, 1945 as John 'Moon' Elder , CO of the 357th FS, returns from his final mission. The unit's most successful pilot, he claimed eight aerial and thirteen strafing victories, a number of which is scored in this aircraft. He watches on as a crewman adds Elder's last victory to his scoreboard.

This limited edition collectible features a wingspan of 14.25".
Suggested retail price is $109.99.

Aviation Archive, War in the Pacific - Curtiss P-40 Warhawk,
Aleutian Islands 1943

From the heat of North Africa to the deep-freeze of Stalingrad, the scope of WWII is still difficult to truly fathom. Here's yet another example of the widespread nature of the war -- the Curtiss
P-40 Warhawk of the Aleutian Islands Flying Tigers.

This nimble flyer patrolled the northern skies against hostile aircraft, flying in often difficult conditions. This version with a white spinner was one of the latest P-40E's to be still flying when attached to the 11th Fighter Squadron in 1943.

A limited edition collectible. Suggested retail price is $27.99

Aviation Archive, The Korean War - North American F-86F Sabre

The afterglow of victory in WWII was replaced by new concern as hostilities broke out on the Korean peninsula. America returned to the air with a new generation of fighter planes, including the F-86F
Sabre, the U.S. Air Force's first swept-wing jet fighter. Among the pilots to fly this sleek craft was John Glenn.

The Corgi replica features fully authentic markings and design, and a wingspan of over six inches. Suggested retail price is $32.99

About Corgi International

Corgi International, based in Hong Kong, sells die-cast
collectible products under its own brand. In the U.S. the branded company is known as Corgi USA. Corgi also produces high quality die-cast and plastic products for multi-national companies that market collectible or gift items worldwide. The company has a high volume manufacturing operation in China and sales offices worldwide.

Retailers and consumers interested in more information can call
1-800-800-CORGI, or visit the company's website at:
http://www.corgi-international.com.

Please visit our showroom during Toy Fair located at 200 Fifth
Ave, Room 1213-1225.

To retrieve downloadable artwork, go to:
http://www.Corgi-USA.com/Media